Mail Stop 4561
Via Fax (972) 713-5805

January 8, 2008

David J. Wagner
Senior Vice President, Chief
Financial Officer
Entrust, Inc.
One Hanover Park
16633 Dallas Parkway, Suite 800
Addison, Texas 75001

   Re: Entrust, Inc.
     Form 10-K for the Fiscal Year Ended
     December 31, 2006
     Filed on March 13, 2007
     File No. 000-24733

Dear Mr. Wagner:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

       Sincerely,

       Kathleen Collins
       Accounting Branch Chief